Exhibit 99.8

THIS FIRST AMENDMENT TO THE SHAREHOLDERS AGREEMENT is made the 29th day of March, 2019

AMONG:

EMERALD HEALTH THERAPEUTICS CANADA INC.
(“Emerald”)

- and –

EMERALD HEALTH THERAPEUTICS INC.
(“Emerald Therapeutics”)

- and –

VILLAGE FARMS INTERNATIONAL, INC.
(“Village Farms”)

- and –

PURE SUNFARMS CORP.
(the “Company”)

WHEREAS Village Farms, Emerald (previously named Emerald Health Botanicals Inc.), Emerald Therapeutics and the Company (previously named 1121371 B.C. Ltd.) entered into a shareholders agreement made as of June 6, 2017 to govern the business and affairs of the Company (the “Shareholders Agreement”);

AND WHEREAS the parties have agreed to amend the Shareholders Agreement on the terms and conditions set out in this amending agreement;

AND WHEREAS concurrent with entering into this amending agreement the parties (or certain of them) have agreed to:

(a)	amend the Delta 1 Call Agreement;

(b)	amend the Delta 2 Call Agreement;

(c)	enter into a lease agreement in connection with the Delta 2 Assets and Operations; and

(d)	enter into an escrow agreement in connection with, inter alia, the funding of the refurbishment of the Delta 2 Assets and Operations.

AND WHEREAS all capitalized terms used in this amending agreement and not defined in this amending agreement shall have the meaning ascribed thereto in the Shareholders Agreement;

NOW THEREFORE this amending agreement witnesses that in consideration of the mutual covenants and agreements contained in it, the parties agree with each other as follows:

Article 2
AMENDMENTS

2.1	Recitals

The parties hereby acknowledge that the recitals are true and correct.

2.2	Employees

The parties hereby acknowledge and agree that:

(a)	Village Farms has agreed to transfer to the Company additional Employees (the “New Employees”), for no consideration;

(b)	the New Employees will be selected and determined by Village Farms, in its sole discretion;

(c)	once selected and determined, Village Farms will provide to the Company the information relating to each New Employee set out in Section 4.3(a) of the Shareholders Agreement;

(d)	on or prior to December 1, 2019, the Company in the manner and on the terms set out in Section 4.3(b) of the Shareholders Agreement (including, for greater certainty, the examination and approval right of Emerald set out in such section) shall make written offers of continuing employment to those New Employees who it wishes to hire; and

(e)	each New Employee who accepts an offer of employment from the Company will be promptly thereafter transferred by Village Farms to the Company, will be deemed to be a “Hired Employee” and the provisions of Sections 4.3(c), 4.3(d), 4.3(h) of the Shareholders Agreement will apply. For greater certainty, any such person who does not accept an offer of employment from the Company pursuant to Section 4.3(b) of the Shareholders Agreement will not become a “Hired Employee”.

2.3	Delta 2 Assets and Operations

The following shall be added as new Section 7.8 of the Shareholders Agreement:

“7.8 Delta 2 Assets and Operations

(a)	The demise of the Delta 2 Assets and Operations to the Company pursuant to the terms of the lease entered into as of March 29, 2019 by Village Farms and Village Farms Canada Limited Partnership, as landlord, and the Company, as tenant, shall constitute Share Capital and shall be deemed to have a value of $25,000,000.00 and the Company has issued Village Farms an additional 25,000,000 Shares in respect of such Share Capital on such date;

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(b)	The $2,500,000 contributed as of March 29, 2019 by Emerald pursuant to the Delta 2 Call Agreement shall constitute Share Capital and the Company has issued Emerald an additional 2,500,000 Shares in respect of such Share Capital on such date; and

(c)	The Balance (as defined in the Delta 2 Call Agreement) to be contributed by Emerald pursuant to the Delta 2 Call Agreement shall constitute Share Capital as and when contributed to the Company in accordance with the Delta 2 Call Agreement and the Company has issued to Emerald an additional 22,500,000 Shares, which Shares were delivered in escrow directly to the escrow agent pursuant to the Escrow Agreement (the “D2 Escrow Agreement”) dated March 29, 2019 among Emerald, Village Farms and Torys LLP in respect thereof, Such Shares to be released from escrow pursuant to the terms of the D2 Escrow Agreement as and when the Balance is contributed, with one Share released from escrow concurrent with each $1.00 of the Balance contributed to the Company.

2.4	Budget

Section 5.4(a)(xii) of the Shareholders Agreement shall be deleted in its entirety and replaced with the following:

“(xii)	the annual operating or capital budget of the Company, any material revisions or amendments thereto or to the construction budget attached to the Delta 2 Call Agreement (as amended from time to time in accordance with this Agreement, the “Construction Budget”) and any cost or expense which, when added to all other costs or expenses covered by such Budget or the Construction Budget, as the case may be, would make the total expenditures exceed the expenditures set forth in such Budget or Construction Budget by 10% or more;”

2.5	Funding Obligations

(b)       A new Section 7.5(c) is hereby added to the Shareholders Agreement, as follows:

“(c)	Notwithstanding the provisions of Section 7.5(b), Emerald shall be required to fund the Balance (as defined in the Delta 2 Call Agreement) in accordance with the provisions of the Delta 2 Call Agreement, without further approval of the Board, any Shareholder or any Contribution Notice. Any default by Emerald to provide all or any portion of the Balance as and when required in accordance with the provisions of the Delta 2 Call Agreement shall be addressed in accordance with the terms of the D2 Escrow Agreement.”

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2.6	Funding Default under Delta 2 Call Agreement

(a)	If Emerald fails to provide the required funding in the amount and manner and within the specified period set forth in the Delta 2 Call Agreement and, in any case, the 10 Business Day cure period specified by the Delta 2 Call Agreement has elapsed, Emerald shall be deemed to be a Defaulting Shareholder for purposes of Section 8.2 and 8.3 (and not for purposes of any other section, including in particular Section 5.6) with respect to such amount, which will be treated as a “Defaulted Amount” for purposes of the Shareholders Agreement and Village Farms shall have the rights set out in Section 8.2 and 8.3 of the Shareholders Agreement and such other rights contained in the Shareholders Agreement available to a Non-Defaulting Shareholder with respect to such Defaulted Amount.

(b)	Section 8.3 of the Shareholders Agreement shall be amended to add “or as required pursuant to the Delta 2 Call Agreement” immediately following “or as required pursuant to Section 7.5(a)”.

(c)	[Redacted: Commercially Sensitive Information]

2.7	Exclusivity

The parties acknowledge and agree that following September 28, 2021, if the Company has not exercised the Option (as defined in the Delta 1 Call Agreement), then Section 14.1 of the Shareholders Agreement shall not apply to the Delta 1 Assets and Operations.

Article 3
MISCELLANEOUS

3.1	Shareholders Agreement

All other terms and conditions of the Shareholders Agreement shall continue in full force and effect, unamended and time shall continue to be of the essence in respect of each and every provisions of the Shareholders Agreement.

3.2	Governing Law

This amending agreement is made pursuant to and shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of Ontario, Canada respecting all matters relating to this amending agreement and the rights and obligations of the parties hereunder. Each of the parties hereby agrees that service of any legal proceedings relating to this amending agreement may be made by physical delivery thereof to its address provided in, or in accordance with, Section 17.1, as applicable of the Shareholders Agreement.

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3.3	Severability

Every provision of this amending agreement is intended to be several, and accordingly, if any provision of this amending agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this amending agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. To the extent that any provision is found to be invalid, illegal or unenforceable, the parties shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

3.4	Registration

The Company shall not register this amending agreement nor a notice thereof on title to the Property.

3.5	Counterparts

This amending agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original, PDF or faxed form and parties adopt any signatures received by a receiving fax machine or scanned electronically as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of the relevant page of this amending agreement which was so faxed or scanned.

[Signatures follow on the next page]

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IN WITNESS WHEREOF the parties hereto have executed this amending agreement.

VILLAGE FARMS INTERNATIONAL, INC.

by:	"Stephen C. Ruffini"
	Name:	Stephen C. Ruffini
	Title:	Executive Vice President and Chief Financial Officer
I have the authority to bind the Corporation

EMERALD HEALTH THERAPEUTICS INC.

by:	"Jim Heppell"
	Name:	Jim Heppell
	Title:	Director
I have the authority to bind the Corporation

EMERALD HEALTH THERAPEUTICS CANADA INC.

by:	"Jim Heppell"
	Name:	Jim Heppell
	Title:	Director
I have the authority to bind the Corporation

PURE SUNFARMS CORP.

by:	"Mandesh Dosanjh"
	Name:	Mandesh Dosanjh
	Title:	President & CEO

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